ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 12, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Highland Funds I

Post-Effective Amendment No. 72 to Registration Statement on Form N-1A

(File Nos. 333-132400 and 811-21866)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of Highland Funds I (the “Registrant”) pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(a)(2) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) Form N-1A and (4) Regulation S-T, is Post-Effective Amendment No. 72 to the Registrant’s Registration Statement under the Securities Act and Amendment No. 75 to the Registrant’s Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 72/75”) for Highland Merger Arbitrage Fund, a series of the Registrant, including: (i) the prospectus; (ii) the statement of additional information; (iii) the Part C; and (iv) the signature page. Amendment No. 72/75 is being submitted in connection with the Trust’s registration of Highland Merger Arbitrage Fund.

As has been designated on the facing sheet, it is intended that this Amendment No. 72/75 becomes effective on seventy-five days after filing pursuant to paragraph (a)(2) of Rule 485 under the Securities Act.

Please direct any questions regarding the enclosed materials to the undersigned at (617)-235-4636.

Sincerely,

/s/ Jessica Reece

Jessica Reece

cc:	Brian Mitts, Highland Capital Management Fund Advisors, L.P.